EXHIBIT 99(c)
                      PART II.  OTHER INFORMATION

ITEM 1.   LEGAL PROCEEDINGS.

               For a description of legal proceedings affecting the Company and its subsidiaries, including HL&P, reference is made to the information set forth in Item 3 of the 1993 Combined Form 10-K and Notes 9, 10 and 11 to the Company's Consolidated and HL&P's Financial Statements in Item 8 of the 1993 Combined Form 10-K, which information, as qualified and updated by the description of developments in regulatory and litigation matters contained in Notes 10, 11 and 12 of the Notes to the Company's Consolidated and HL&P's Financial Statements included in Part I of this Form 10-Q, is incorporated herein by reference.

               In April 1994, two former employees of HL&P filed a lawsuit against the Company, HL&P and certain executive officers and directors of the Company and HL&P. In this lawsuit (PACE AND FUENTEZ V. THE COMPANY, HL&P, ET AL.), the former employees alleged that certain officers and directors of the Company and HL&P had engaged in various acts of mismanagement. The lawsuit, which purports to have been filed as a class action and shareholder derivative suit on behalf of all shareholders of the Company, is pending in the 212th Judicial District Court of Galveston County, Texas. Management believes that the suit is without merit.

               In April 1994, the state district judge of the 268th Judicial District Court, Fort Bend County, Texas, dismissed for lack of subject matter jurisdiction a suit (PACE AND SCOTT V. HL&P) filed by two former employees of HL&P, who alleged that HL&P was charging illegal rates. The claim was based on the argument that the Utility Commission had failed to allocate to ratepayers the alleged tax benefits accruing to the Company and HL&P by virtue of the fact that HL&P's federal income taxes are paid as part of a consolidated group.

               In March 1994, the United States District Court for the Southern District of Texas granted summary judgment in favor of the Company and HL&P and dismissed a lawsuit filed by former HL&P employees who claimed that their employment had been terminated in violation of the WORKER ADJUSTMENT AND RETRAINING NOTIFICATION ACT (WARN). In a separate order, another judge of the United States District Court for the Southern District of Texas granted summary judgment in favor of the Company and HL&P on the validity of releases executed by most of the employees who had been terminated in the 1992 reduction which gave rise to the claims under the WARN Act. The question of the validity of those releases in the WARN Act case and in other pending cases involving that staff reduction was consolidated for decision. Notices of appeal to the United States Court of Appeals for the Fifth Circuit have been filed from both decisions. Other legal proceedings, which the Company and HL&P believe to be immaterial and without merit, have been filed by former employees of HL&P seeking damages alleged to have been caused by that staff reduction. Although there can be no assurance that additional proceedings asserting labor related claims will not be filed, the Company and HL&P believe that the resolution of these claims will not have a material adverse effect on the Company's or HL&P's results of operations.